SembCorp Industries

02 JUN 11 AM 11:23

02034895

Rule 12g3-2(b) File No. 825109

13 May 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

dlw 6/18

MASNET No. 66 OF 13.05.2002
Announcement No. 66

Rule 12g3-2(b)File No. 825109

SEMBCORP INDUSTRIES LTD

SEMBCORP INDUSTRIES REDUCES ITS STAKE IN THE WUXI-SINGAPORE INDUSTRIAL PARK

SEMBCORP INDUSTRIES REDUCES ITS STAKE IN THE WUXI-SINGAPORE INDUSTRIAL PARK

Management control of the industrial park will be transferred to its Chinese partner

SembCorp Industries will reduce its effective shareholding in the Wuxi-Singapore Industrial Park Development Company (WSIPDC) from 54.8 per cent to 38.5 per cent. This results from the transfer of a 21 per cent shareholding in the WSIPDC by the Singapore consortium, Singapore-Wuxi Investment Holdings (SWIH), to its Chinese partner, the Economic Development Board Group Corporation of the New District of Wuxi (WND). The WND is a wholly-owned subsidiary of the Wuxi Municipal Government.

SembCorp Industries, which has been operating the Wuxi-Singapore Industrial Park (WSIP) since its inception in 1993, will also transfer the management and operations of the WSIP to the WND upon the completion of the share transfer.

This approach is similar to the Suzhou model that was adopted by the Singapore consortium for the Suzhou Industrial Park.

Following the transfer of shareholding, the WND will become the majority shareholder of the WSIPDC with a 51 per cent stake while the remaining shares will continue to be held by the SWIH. Please see the attached charts for the shareholding structure.

Said Ms Low Sin Leng, Group Chief Operating Officer of SembCorp Industries: "We have been operating the Wuxi-Singapore Industrial Park for the past nine years and have a good working relationship with the Wuxi Municipal Government. In view of the intense competition among industrial parks in China, it is necessary for us to change the operating model for the park."

"The transfer of the majority shareholding and the management of the Wuxi-Singapore Industrial Park to the Wuxi Municipal Government would result in better alignment of interests and improve the operating efficiency of the park. We will continue to work closely with our Chinese partner for the future success of the Wuxi-Singapore Industrial Park", added Ms Low.

Said Mr Jiang Ding Zhi, Party Secretary of Wuxi: "The Wuxi-Singapore Industrial Park has differentiated itself by its high standards of planning and construction and as a result, it has attracted high quality investors to the park. While the shareholding structure of the WSIPDC will be changed, the quality associated with the WSIP brand, the spirit of co-operation among the partners and our commitment to this joint investment remain unchanged. The partners' common goal is the long-term growth and success of the Wuxi-Singapore Industrial Park."

As part of the agreement, the WND will inject 183.6 hectares of prepared land for Phase 3 development of the WSIP. The share transfer agreement also includes the transfer of a 25 per cent shareholding in the Wuxi Garden City Mall Hotel Company (WGCM) from the WND to the SWIH, bringing SWIH's holding in the WGCM to 95 per cent.

SWIH is owned by SembCorp Industries (78.4 per cent), Hong Lim Investment (14.18 per cent) and KMP China Investments (7.42 per cent). WSIPDC is the owner and developer of the WSIP while WGCM is the owner and developer of a shopping mall and hotel complex in the heart of Wuxi city.

The agreement for the share transfers was signed today in a ceremony in Wuxi. Representing the Singapore consortium and the WND were Ms Low Sin Leng and Mr Gong Pei Xin, Vice-Mayor of Wuxi, respectively. The ceremony was witnessed by HE Brigadier-General (NS) Chin Siat Yoon, Singapore's

Ambassador to China and Mr Wang Rong, Mayor of Wuxi. The share transfers are expected to be completed in about three months' time upon approvals from relevant authorities in China.

The changes in SembCorp Industries' effective shareholdings in the WSIPDC and the WGCM would rationalise its shareholdings in non-core businesses to facilitate their future divestments.

The WSIP, under the management of the Wuxi Municipal Government (which also owns and operates other industrial parks in Wuxi) will be able to benefit from synergies and operating efficiencies as part of a larger portfolio of industrial parks.

SembCorp Industries' increased effective shareholding in the WGCM will allow it greater flexibility to manage and rationalise its commercial operations and to improve its profitability, thus enhancing the WGCM's asset value for future disposal.

Financial Effects:

These shareholding transfers are not expected to have any significant impact on the financial performance of SembCorp Industries.

- End -

For media enquiries, please contact:

Beverley Wong (Ms)
Executive
Group Corporate Relations
DID: (65) 6357 9153
Fax: (65) 6352 2163
Email: beverley.wong@sembcorp.com.sg

GroupStructure.pdf

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 13/05/2002 to the SGX

SHAREHOLDING STRUCTURE

Before Share Transfer:



SembCorp Industries
Hong Lim Investment
KMP China Investments
78.4%
14.18%
7.42%
Singapore-Wuxi Investment Holdings (SWIH)
Economic Development Board Group Corporation of the New District of Wuxi (WND)
70%
30%
Wuxi-Singapore Industrial Park Development Company (WSIPDC)
Wuxi Garden City Mall Hotel Company (WGCM)

SHAREHOLDING STRUCTURE

After Share Transfer:



SembCorp Industries
Hong Lim Investment
KMP China Investments
78.4%
14.18%
7.42%
Singapore-Wuxi Investment Holdings
(SWIH)
Economic Development Board Group Corporation of the New
District of Wuxi
(WND)
95%
5%
49%
51%
Wuxi Garden City Mall Hotel Company
(WGCM)
Wuxi-Singapore Industrial Park Development Company
(WSIPDC)